Exhibit 3.2

ARTICLES OF VALIDATION

BUSINESS CORPORATION

Pursuant to §607.0151 of the Florida Statutes, the undersigned corporation hereby submits the following articles of validation (the “Articles of Validation”) for the purpose of validating a defective corporate action.

1. The name of the corporation is: Non-invasive Monitoring Systems, Inc.

2. The document number of the corporation is: 681706.

3. Describe the defective corporate action that is the subject of the Articles of Validation: The failure to provide the holders of the Corporation’s Series B Preferred Stock with notice of, and the opportunity to vote (together with the holders of Common Stock as a single class) at, shareholder meetings or by written consent with respect to various corporate actions taken by the Corporation’s shareholders over at least the past fifteen (15) years, including the amendments to the Articles of Incorporation and other shareholder actions identified in the Corporation’s Definitive Information Statement on Schedule 14C dated July 20, 2026, as more particularly set forth in the Schedule A attached hereto.

4. Describe the nature of the failure of authorization in respect of the defective corporate action: The Corporation has no records of the names, addresses, or contact information of the holders of the Series B Preferred Stock and has had no contact with such holders for over fifteen (15) years. As a result, the holders of the Series B Preferred Stock were not provided with notice of, and did not have the opportunity to vote on, the corporate actions taken by the Corporation’s shareholders, notwithstanding that the Series B Preferred Stock is entitled to vote together with the Common Stock as a single class on all matters. Accordingly, such corporate actions may not have been authorized by the vote of all shares entitled to vote thereon.

5. The date of the defective corporate action: The defective corporate actions occurred on various dates from on or about June 9, 1987 through July 20, 2026, as more particularly set forth in the Schedule A attached hereto.

6. If the defective corporate action involved the issuance of putative shares, state the number and type of putative shares issued or purportedly issued and the date or dates upon which such putative shares were purportedly issued: Not applicable. The defective corporate actions did not involve the issuance of putative shares.

7. The defective corporate action has been ratified in accordance with §607.0147 and §607.0151(2)(d). The date on which the board of directors ratified such defective corporate action was June 30, 2026. If shareholder approval of the ratification was required or obtained, the date on which the shareholders approved the ratification of such defective corporate action was July 15, 2026.

8. If a filing was previously made in respect of the defective corporate action and such filing requires any change to give effect to the ratification of such defective corporate action, identify the filing by name, title, filing date, document number (if known), and any articles of correction relating thereto, and describe the changes necessary to give effect to such ratification. No filing previously made in respect of the defective corporate action requires any change to give effect to the ratification of such defective corporate action, and the ratification of the defective corporate action does not require any filing under Chapter 607, Florida Statutes, that was not previously made

9. These articles will be effective upon filing, unless a delayed time and date is specified: None specified.

IN WITNESS WHEREOF, the undersigned has made and subscribed these Articles of Validation at Palm Beach Gardens, Florida, for the uses and purposes aforesaid, this 8th day of September, 2026.

By:	/s/ James Martin
Name:	James Martin
Title:	CFO

Schedule A